UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ARMO BioSciences, Inc.

(Name of Subject Company)

ARMO BioSciences, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

04225U104

(CUSIP Number of Class of Securities)

Peter Van Vlasselaer, Ph.D.

Chief Executive Officer

ARMO BioSciences, Inc.

575 Chesapeake Drive

Redwood City, CA 94063

(650) 779-5075

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Marcia A. Hatch, Esq.

Andrew Y. Luh, Esq.

Heidi E. Mayon, Esq.

Albert W. Vanderlaan, Esq.

Gunderson Dettmer Stough

Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd.

Redwood City, CA 94063

(650) 321-2400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communication relating to the proposed acquisition of ARMO BioSciences, Inc., a Delaware corporation (“ARMO”), by Eli Lilly and Company, an Indiana corporation (“Parent”), pursuant to the terms of an Agreement and Plan of Merger, dated May 9, 2018, by and among ARMO, Parent and Bluegill Acquisition Corporation, a Delaware corporation and an wholly owned subsidiary of Parent (“Merger Sub”):

Employee Q/As for ARMO employees (the “Employee FAQ”). The Employee FAQ was first used or made available on May 10, 2018.

ARMO BIOSCIENCES, Inc.

EMPLOYEE Q&As

The following Employee Q&As are intended to address some of the questions or concerns you may have regarding the merger (the “Merger”) of ARMO BioSciences, Inc. (“ARMO”) with Eli Lilly and Company (“Lilly”).

What was announced today?

Lilly announced an agreement to acquire ARMO for $50 per share, or approximately $1.6 billion. The acquisition will be structured as a tender offer directly to stockholders.

Why did ARMO’s Board of Directors agree to the Merger with Lilly?

Our Board of Directors considered a variety of factors, and, among other considerations, given the current status of our clinical and development programs, the premium paid by Lilly and other factors, determined that the Merger upon the terms that Lilly has proposed was in the best interests of all ARMO stockholders.

What happens between now and close?

Nothing will change between the signing and closing, as ARMO and Lilly remain separate independent companies. Under federal law, ARMO and Lilly are restricted from engaging in joint activities until the transaction has been approved by the Federal Trade Commission. As noted above, we do not anticipate any changes to the ARMO organizational structure until the transaction is completed.

When will the tender offer and Merger become final?

We currently anticipate that the tender offer and Merger will be consummated between late June 2018 and early August 2018.

How will this transaction benefit employees of ARMO?

ARMO employees will continue to be able to work on bringing our potentially novel product candidates to market. All ARMO employees will continue their employment at ARMO. In addition, we have established a bonus pool for employees to participate in a bonus plan in connection with the closing of the Merger; if you are receiving a bonus, you will be informed of that fact prior to the closing of the Merger.

What will happen to my stock options?

All current ARMO stock options will be fully (100%) vested at the closing of the Merger and option holders will be cashed out in the Merger. This means that, shortly following the closing of the Merger, optionholders will receive net proceeds (generally, the common stock distribution amount of $50.00 per share less the stock option exercise price per share, tax withholdings and required deductions) for each option share held. Employees will not be required to purchase their option shares by a cash payment.

What will happen to my outstanding purchase rights under ARMO’s Employee Stock Purchase Plan (the “ESPP”)?

The current purchase period under the ESPP will be suspended and no further purchase period shall be initiated. Immediately prior to the closing of the Merger, the applicable purchase date with respect to outstanding purchase rights will occur and the shares purchased will be cashed out for the purchase price following the closing of the Merger.

If I were terminated without cause in the 12 months following the closing of the Merger, how much severance would I be entitled to receive under the Severance and Change in Control Plan?

ARMO has adopted a severance plan in that provides severance protection to eligible employees who are terminated without cause in the 12 months following a change in control such as the Merger. All employees are eligible to participate in the severance plan who do not have an individual employment agreement with ARMO that otherwise provides severance in connection with certain corporate transactions like the Merger. If you were terminated without “cause” then you would be entitled to severance as follows:

Seniority Position	Severance Period	COBRA Period

Senior Director or Executive Director	5 months	5 months

Director	5 months	5 months

Associate Director, Manager or Senior Scientist	4 months	4 months

Professional or Scientist	3 months	3 months

Support	2 months	3 months

In order to receive severance under the severance plan, you would need to enter into a general release of claims. A copy of the Severance and Change in Control Plan is available for your review. If you would like a copy, please email Suzette Tauber to request a copy.

Will there be a change in my 2018 target bonus? Will I get paid any of my 2018 bonus? When?

Your 2018 bonus target will remain unchanged up to the closing of the Merger.

What will happen to ARMO’s employee benefit plans?

Initially, you will continue to participate in the ARMO employee benefit plans following the closing of the Merger. At some point in the future, Lilly may elect to transition you to Lilly employee benefit plans. Following the closing of the Merger, you will receive further details from Lilly regarding any possible changes to the employee benefit plans.

What happens if the merger is not completed?

If the Merger is not completed for any reason, ARMO will remain as an independent company with an exciting future, and we will continue to focus on advancing our programs to help patients.

Is Lilly going to close this facility?

Lilly has told us that they are very excited by the work that the ARMO team has done and sees great value in the work being done here. We expect that, as the closing of the Merger becomes closer, the transition plans with respect to all integration matters, including facilities, will become more focused and will be communicated to you as soon as we learn more details.

In the event of any conflict between this summary and the governing plan documents, the applicable plan will govern.

Notice to Employees/Investors

The tender offer for the outstanding common stock of ARMO referred to in this document has not yet commenced. The description contained in this document is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ARMO common stock will be made pursuant to an offer to purchase and related materials that Lilly intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Lilly will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter ARMO will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, ARMO and Lilly will file other relevant materials in connection with the proposed acquisition of ARMO by Lilly pursuant to the terms of the merger agreement. These materials will be sent free of charge to all stockholders of ARMO when available. In addition, all of these materials (and all other materials filed by ARMO with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Lilly and when available may be obtained by directing a request to Lilly’s Investor Relations Department. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by ARMO by contacting ARMO Investor Relations at ir@armobio.com.

INVESTORS AND SHAREHOLDERS OF ARMO ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward-Looking Statements

This communication contains forward-looking statements, which are generally statements that are not historical facts. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s current plans, beliefs, estimates, assumptions and expectations and include without limitation statements regarding the planned completion of the Offer and the merger (the “Merger”). Forward-looking statements involve inherent risks and uncertainties and there are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements. These factors include risks and uncertainties related to, among other things: adverse conditions in the U.S. and international economies; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of Company stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including the failure to obtain necessary regulatory approvals; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including those detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the Offer materials to be filed by Parent and Merger Sub and the Solicitation/Recommendation Statement to be filed by the Company in connection with the Offer.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Notice to Investors

The tender offer for the outstanding common stock of ARMO referred to in this communication has not yet commenced. The description contained in this communication is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of ARMO common stock will be made pursuant to an offer to purchase and related materials that Parent intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Parent will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter ARMO will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, ARMO and Parent will file other relevant materials in connection with the proposed acquisition of ARMO by Parent pursuant to the terms of the merger agreement. These materials will be sent free of charge to all stockholders of ARMO when available. In addition, all of these materials (and all other materials filed by ARMO with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Parent and when available may be obtained by directing a request to Parent’s Investor Relations Department at (317) 655-6874. Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer or from the “For Investors” section of the Company’s website at www.armobio.com.

INVESTORS AND STOCKHOLDERS OF ARMO ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Forward-Looking Statements

This communication contains “forward-looking statements” relating to the acquisition of ARMO by Parent. Such forward-looking statements include the ability of ARMO, Parent and Merger Sub to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the offer and the other conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. Such forward-looking statements are based upon current expectations that involve risks, changes in circumstances, assumptions and uncertainties. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of ARMO’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived; the effects of disruption from the transactions contemplated by the merger agreement on ARMO’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of ARMO, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of ARMO’s Annual Report on Form 10-K for the year ended December 31, 2017, which is on file with the Securities and Exchange Commission and available on the Securities and Exchange Commission’s website at www.sec.gov. Additional factors may be set forth in ARMO’s Quarterly Report for the quarter ended March 31, 2018, to be field with the Securities and Exchange Commission in the second quarter of 2018. In addition to the risks described above and in ARMO’s other filings with the Securities and Exchange Commission, other unknown or unpredictable factors could also affect ARMO’s results. No forward-looking statements can be guaranteed and actual results may differ materially from such statements. The information contained in this press release is provided only as of the date of this report, and ARMO undertakes no obligation to update any forward-looking statements either contained in or incorporated by reference into this report on account of new information, future events, or otherwise, except as required by law.